Mail Stop 3561

                                                                September 27,
2018

   Steven D. Barnhart
   Executive Vice President and Chief Financial Officer
   FTD Companies, Inc.
   3113 Woodcreek Drive
   Downers Grove, Illinois 60515

           Re:    FTD Companies, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 2, 2018
                  Form 10-Q for the Quarterly Period Ended June 30, 2018 Filed August 9, 2018
                  File No. 001-35901

   Dear Mr. Barnhart:

          We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.

   Form 10-K for the Fiscal Year Ended December 31, 2017

   Item 7. Management's Discussion and Analysis of Financial Condition and Results of
   Operations

   Year Ended December 31, 2017 compared to Year Ended December 31, 2016, page
41

       1. We note you present certain results from your International segment on a constant currency basis. Please revise your disclosure to clarify that presenting results on a constant currency basis is a non-GAAP presentation in accordance with Item
          10(e)(1)(ii)(e) of Regulation S-K.
 Steven D. Barnhart
FTD Companies, Inc.
September 27, 2018
Page 2

Critical Accounting Policies, Estimates, and Assumptions

Goodwill, Indefinite-Lived Intangible Assets, and Long-Lived Asset, page 55

    2. We note that you performed goodwill impairment assessments as of September 30, 2017,
       December 31, 2017, and June 30, 2018 using a combination of the income, cost, and market valuation methodologies which led to material goodwill impairment charges.
       Please address the following comments:

           Please tell us what, if any, cautionary disclosures regarding the potential for a material goodwill impairment charge you provided in filings prior to your third quarter Form 10-Q ended September 30, 2017. In this regard, we did not observe any update to your critical accounting policies in the second quarter Form 10-Q ended
           June 30, 2017. To the extent prior disclosures were not provided, please explain why.

           We note your disclosure at December 31, 2017 that the fair value of your Personal
           Creations reporting unit "reasonably" exceeded its carrying value. Please tell us what you meant by reasonably exceeded and the percentage by which the fair value of the
           Personal Creations reporting unit exceeded its carrying value at December 31, 2017.
           Please further explain the factors that led to the reduction of the fair value of the
           Personal Creations reporting unit such that you recognized an impairment charge in the second quarter of fiscal 2018.

           We note that you recorded impairment charges for the ProFlowers/Gourmet Foods and the Consumer reporting units, which you now refer to as FTD.com, in the third and fourth quarters of fiscal 2017 and the second quarter of fiscal 2018. Summarize for us the changes in circumstances and/or assumptions that led to the multiple impairment charges at these reporting units over a relatively short period of time. If you utilized multiple valuation approaches in determining fair value for these two reporting units, please tell us the relative weighting assigned to each method and how you determined the weighting was appropriate. Also, tell us whether the weighting changed or remained the same at each assessment date, and your basis for any change.

           We note that in the second quarter of 2018 you state that you used the cost approach to calculate the fair value of the reporting unit for the ProFlowers/Gourmet Foods reporting unit although prior to that time you had used a combination of the market and income approaches. Please specifically address why you changed to the cost approach and why you believe that it provides the highest indication of value for that reporting unit.

           Given the multiple impairment charges you recognized, tell us how you considered disclosing a sensitivity analysis that demonstrates how changes in the key
 Steven D. Barnhart
FTD Companies, Inc.
September 27, 2018
Page 3

           assumptions that you disclose would impact your estimate of the fair value of each reporting unit. Please refer to Section V of SEC Release No.
33-8350.

    3. We note you have indefinite-lived trade names and trademarks totaling $112.5 million and $91.3 million as of December 31, 2017 and June 30, 2018, respectively. In the third and fourth quarters of fiscal 2017, and the second quarter of fiscal 2018, you recorded pre-tax impairment charges of $13.1 million, $25.2 million, and $20.4 million, respectively. Please tell us about your evaluation of the remaining useful life of trade names and trademarks as of December 31, 2017 and June 30, 2018 to determine whether events and circumstances continue to support an indefinite useful life. Refer to ASC 350-
       30-35-16.

Income Taxes, page 58

    4. Please consider expanding your disclosure to provide a more comprehensive discussion and analysis of the specific positive and negative evidence you considered in determining the realizability of the material components of your deferred tax assets. In this regard, we note the Company is in a cumulative three year net loss position at the end of fiscal 2017.
       Please tell us how you concluded that no significant valuation allowance was needed.

Item 9A Controls and Procedures, page 60

    5. We note the material weakness related to the control over the review of inputs used in the determination of the reporting unit carrying values that you identified subsequent to the original September 30, 2017 Form 10-Q filing. Explain to us the facts and circumstances that lead to the identification of this material weakness. Additionally, tell us in more detail the changes you made to your controls and procedures to remediate this material weakness. Lastly, tell us how you were able to remediate this material weakness by year end fiscal 2017 especially since your amended Form 10-Q for the quarter ended
       September 30, 2017 was not filed until February 26, 2018.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Agreement, page 37

    6. We note that your amended credit facility entered into on May 31, 2018 revised the consolidated net leverage ratio and fixed charge coverage ratio covenants for each quarterly period through the September 19, 2019 maturity date. Tell us your consideration of disclosing the actual and required ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet
 Steven D. Barnhart
FTD Companies, Inc.
September 27, 2018
Page 4

       or which could impact your ability to obtain additional debt or equity financing to a material extent. See Sections I.D and IV.C of the SEC Release No.
33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth
Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.


                                                            Sincerely,

                                                            /s/ Jennifer
Thompson

                                                            Jennifer Thompson
                                                            Accounting Branch
Chief
                                                            Office of Consumer
Products